CONSENT OF AUTHOR

Re:

Technical Report entitled Bayovar 12 Phosphate Project, NI 43-101 Pre-Feasibility Study, Department of Piura, Peru (the “Report”) dated effective December 18, 2015, prepared for Focus Ventures Ltd. (the “Company”)

I am a co-author of the Report and, pursuant to National Instrument 43-101:

1.

I consent to the public filing of the Report by the Company and to the inclusion of extracts from, or a summary of the Report, in the news release issued by the Company on January 5, 2016; and

2.

I confirm that I have read the said news release and that it fairly and accurately represents the information in the Report.

Dated the 18th day of February, 2016.

/s/ Edward Minnes

Edward Minnes, PE

Mining Practice Leader

Golder Associates Inc.